[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 24, 2015

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Merger and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GFI Group Inc.
Amendment No. 17 to Schedule TO-T filed by BGC Partners, L.P. and BGC Partners, Inc.
Filed February 20, 2015
File No. 005-80318

Dear Mr. Orlic:

On behalf of our clients, BGC Partners, Inc. and BGC Partners, L.P. (collectively, the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 23, 2015, with respect to Amendment No. 17 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) referenced above. In connection with the filing of this letter, the Company is filing Amendment No. 18 to the Schedule TO (“Amendment No. 18”).

For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule TO.

Directors, page 28

1.	Please confirm that the BGC designees to the GFI board of directors will not join the board prior to the tenth day after the Schedule 14F-1 was filed with the Commission and transmitted to shareholders. See Rule 14f-1.

Response: The Company respectfully submits that the information required to be filed pursuant to Rule 14f-1 was filed by BGC and disseminated to the shareholders of GFI Group, Inc. (“GFI”) on February 10, 2015, through an amendment to the Schedule TO filed by BGC on February 10, 2015. GFI re-filed this same information on February 20, 2015, and there was no substantive change to the information that was previously filed.

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

February 24, 2015

The Company notes that the 14f-1 information was transmitted to the GFI stockholders in the same manner as other information regarding its tender offer was transmitted to the GFI stockholders – namely, through its Schedule TO and amendments. As a result, the Company respectfully submits that BGC’s designees to the GFI board of directors could join the board on February 26, 2015, which is more than ten days after the filing on February 10, 2015 and is the expiration date of the tender offer.

Purpose of the Offer; Plans for GFI, page 43

2.	We understand that BGC has agreed to acquire certain Shares of GFI upon the earlier of the cessation of the restrictions under the CME support agreement or one year from the closing date of the tender offer. Please provide an analysis as to the consistency of this arrangement with Rule 14e-5.

Response: Rule 14e-5 provides in relevant part that: “As a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities, no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer.” The Company respectfully submits that it has not purchased or arranged to purchase any Shares of GFI in violation of this Rule. The Company has not entered into any agreement with any shareholder of GFI (including Jersey Partners) to acquire its Shares. Such an agreement by Jersey Partners would be a violation of its existing support agreement with the CME. Instead, the Company has simply agreed with GFI that, if Jersey Partners were to elect to effect a back-end merger once the restrictions under the CME support agreement expired and certain other conditions are met, then the Company would agree to effect such back-end merger. In the back-end merger involving GFI, all stockholders would receive the same $6.10 of consideration that is currently being provided in the outstanding tender offer.

In addition, the Company believes the back-end merger is not a transaction of the type that Rule 14e-5 was designed to prevent. The Commission in Release 33-7760 revised and redesignated the former Rule 10b-13 as Rule 14e-5. In the release, the Commission stated that it “originally promulgated Rule 10b-13 to safeguard the interest of persons who sell their securities in response to a tender offer.” The Commission further stated in the Release that “Rule 14e-5 will continue to protect investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer, while other security holders are limited to the offer’s terms.” Assuming the conditions are satisfied, including that the holders subject to the Support Agreement support the back-end merger, and the back-end merger is consummated, all the remaining GFI Shares would be entitled to receive the same consideration as is being provided in the Offer. (We note that the back-end merger pursuant to which the Company would acquire JPI would not be subject to the Rule 14e-5 as the JPI shares are not subject

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

February 24, 2015

securities or any related securities.) Given that the goal of providing a back-end merger is to provide GFI shareholders that do not tender the opportunity to receive the same merger consideration as those who do tender, it would seem incongruent to prohibit such action to satisfy a rule that is designed to “prevent fraudulent, deceptive or manipulative acts or practices.”

3.	The tender offer can be subject only to conditions that are based on objective criteria. Please disclose the regulatory approvals set forth in BGC’s Parent Disclosure Letter

Response: In response to the Staff’s comment, the Company has revised disclosure under the heading “The Offer—Section 15—Conditions of the Offer” in Amendment No. 18.

*    *    *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:	Stephen M. Merkel, BGC Partners, Inc.